SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                               PARIS CORPORATION
                                (Name of Issuer)

                    Common Stock, $.004/par value per share
                         (Title of Class of Securities)

                                    699556106
                                 (CUSIP Number)

                         Steven M. Felsenstein, Esquire
                      Stradley, Ronon, Stevens & Young, LLP
                            2600 One Commerce Square
                      Philadelphia, Pennsylvania 19103-7089
                               (215) 564-8074
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 29, 1998
           (Date of Event which Requires Filing of this Statement)

Cover Page 1A     CUSIP NUMBER:     699556106

1.    Name(s) of Reporting Person:        Henry Partners, L.P.
      IRS Identification number:                omitted

2.    Member of a Group:                  (a)  ____
                                          (b)   X


3.    SEC Use Only:                        ________

4.    Source of Funds:                     WC

5.    Check if legal proceedings disclosed:   ____

6.    Citizenship:                         State of Delaware

7.    Sole Voting Power:                   187,000 shares

8.    Shared Voting Power:                 None

9.    Sole Disposition Power:              187,000 shares

10.   Shared Disposition Power:            None

11.   Aggregate Amount Beneficially owned: 187,000 shares

12.   Check if line 11 excludes shares:    ____

13.   Percent of class on line 11:         5.2

14.   Type of Reporting Person:            PN
    cover Page 1B CUSIP NUMBER:              699556106

1.   Name(s) of Reporting Person:           Henry Investment Trust
     IRS Identification number:             omitted

2.    Member of a Group:                     (a)  ____
                                             (b)  X

3.    SEC Use Only:                          ________

4.    Source of Funds:                       N/A

5.    Check if legal proceedings disclosed:  ____

6.    Citizenship:                           Commonwealth of Pennsylvania

7.    Sole Voting Power:                     187,000 shares

8.    Shared Voting Power:                   None

9.    Sole Disposition Power:                187,000 shares

10.   Shared Disposition Power:              None

11.   Aggregate Amount Beneficially owned:   187,000 shares

12.   Check if line 11 excludes shares:      ____

13.   Percent of class on line 11:           5.2

14.   Type of Reporting Person:              OO

    Cover Page 1C CUSIP NUMBER:             699556106

1.    Name(s) of Reporting Person:          David W. Wright
      IRS Identification number:                omitted

2.    Member of a Group:                     (a)  ____
                                             (b)  X

3.   SEC Use Only:                          ________

4.    Source of Funds:                       N/A

5.    Check if legal proceedings disclosed:  ____

6.    Citizenship:                           U.S.

7.    Sole Voting Power:                     187,000 shares

8.    Shared Voting Power:                   None

9.    Sole Disposition Power:                187,000 shares

10.   Shared Disposition Power:              None

11.   Aggregate Amount Beneficially owned:   187,000 shares

12.   Check if line 11 excludes shares:      ____

13.   Percent of class on line 11:          5.2

14.  Type of Reporting Person:              IN

ITEM 1.     Security and Issuer

            This statement (the "Statement") relates to the common stock, par value $.004, (the "Shares"), of Paris Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 122 Kissel Road, Burlington, NJ 08016.

ITEM 2.     Identity and Background

(a) This Statement is being filed by Henry Partners, L.P. ("Henry"), Henry Investment Trust ("HIT") and David W. Wright ("Wright"), (collectively, the "Reporting Persons"). Henry is a Delaware limited partnership and HIT is a Pennsylvania business trust.

(b) The business address of Henry, HIT, and Wright is 301 South 18th Street, Philadelphia, PA 19103.

(c) Henry is a private investment partnership engaged in the purchase and sale of securities. HIT is the general partner of, and investment adviser to, Henry. Wright is the managing trustee of HIT and has sole authority to act on behalf of HIT.

(d) During the last five years,  none of Henry, HIT or Wright has been convicted
in  a  criminal   proceeding   (excluding   traffic   violations   and   similar
misdemeanors).

(e) During the last five years, none of Henry, HIT or Wright was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order, as specified in this item.

(f) Wright is a citizen of the United States.

ITEM 3.     Source and Amount of Funds or Other Consideration

            The amount of funds used in purchasing the Shares (including commissions thereon) was $317,711. The funds used to acquire the Shares represent available cash balances of Henry.

ITEM 4.     Purpose of Transaction

     Henry acquired Shares of the Issuer for investment purposes in the ordinary course of its business. The Reporting Persons believe the Issuer's Shares are undervalued, and that the Issuer is retaining cash and marketable securities significantly in excess of the Issuer's business needs. According to a letter from the Issuer to its shareholders dated July 29, 1998, the Issuer has over $10,000,000 in cash and securities, no long term debt and only a very small working capital loan. Based on the last reported sale price of the Shares on the NASDAQ Stock Market as of August 6, 1998, the Issuer's cash and marketable securities alone exceed the entire market value of the Issuer's outstanding Shares.

     The Reporting Persons have had discussions with members of the Board of Directors and senior management of the Issuer, and may in the future have such discussions, concerning various operational and financial aspects of the
Issuer's business, the persistent undervaluation of the Shares in the marketplace, and various ways in which the Issuer and its Board of Directors could maximize shareholder value. Among the alternatives which the Reporting Persons believe to be available to the Board of Directors, and which would be in the interests of all shareholders, are actions such as a self-tender by the Issuer for all or a portion of the Shares, declaration of a special cash dividend, substantial open-market purchases, a sale of some or all of the Issuer's assets, or some combination of these or other significant actions to improve shareholder value.

     The Reporting Persons intend to continue to analyze the Issuer, its operations, and its prospects, and may communicate with other shareholders or third parties with respect to the Issuer. The Reporting Persons also will monitor any corporate actions taken (or not taken) by the Issuer and its Board of Directors to improve shareholder value, and will evaluate such decisions in regard to the fairness of any such decisions to all of the Issuer's shareholders.

     Depending on the Issuer's business results and prospects, general economic and financial conditions, the conditions of the securities markets and future trading prices in general and those for the Shares in particular, other developments and other investment opportunities each of the Reporting Persons may deem material to its investment decisions, such Reporting Person may purchase additional Shares in the open market or in private transactions. Depending on these same factors, such Reporting Person may sell all or a portion of the Shares that it now owns or hereafter may acquire in the open market or in private transactions.

            Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act, but will continue to review this position based upon further developments.

ITEM 5.     Interest in Securities of Issuer.

(a) As of the date of this Statement, Henry beneficially owns, and HIT and Wright may be deemed to beneficially own, 187,000 Shares of the Issuer, constituting 5.2% of the class of securities identified pursuant to Item 1. This percentage is based on the belief that 3,629,431 Shares of the Issuer are outstanding as of December 12, 1997, as set forth in the Issuer's most recent Proxy Statement for its Annual Meeting of Shareholders mailed on or about December 19,1997. The Reporting Persons believe that the number of Shares stated to be outstanding in the most recent available filing of the Issuer with the Commission is not correct.

(b) Henry, HIT and Wright have sole voting and dispositive power with respect to 187,000 shares of the Issuer.

(c) During the past 60 days, the persons filing this Statement have engaged in the following transactions in Shares of the Issuer:






(1) HENRY:

DATE                       NUMBER OF SHARES           PRICE PER SHARE
                           PURCHASED (SOLD)

5/28/98                    4,500                      1.893

6/1/98                     2,000                      1.955

6/26/98                    11,500                     1.687

6/30/98                    5,000                      2.274

7/7/98                     6,500                      2.360

7/17/98                    500                        2.800

7/29/98                    2,000                      2.325

8/6/98                     5,000                      2.318

(2) WRIGHT:

DATE                          NUMBER OF SHARES       PRICE PER SHARE
                              PURCHASED (SOLD)

6/25/98                    (6,000)                    1.556


Each of the above transactions was effected in the open market through the National Association of Securities Dealers, Inc. Automated Quotation System (NASDAQ). The Reporting Persons beneficially own no Shares of the Issuer except as set forth herein.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            HIT is the general partner of Henry pursuant to an agreement of limited partnership which provides HIT with the authority, among other things, to invest the funds of Henry in securities, including Shares of the Issuer, to hold, to vote and dispose of those Shares and to file this Statement on behalf of Henry. Pursuant to such agreement of limited partnership, HIT is entitled to fees and allocations based on the assets and net profits of Henry.

ITEM 7.     Materials to be filed.

      None.  No joint filing agreement has been established, and this
Schedule 13D has been signed by each filing party.

SIGNATURES:

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Henry Partners, L.P., by its general partner:


            by:   DAVID W. WRIGHT              Date: August 10,1998
                  David W. Wright,
                  Managing Trustee of G.P.,
                  Henry Investment Trust

      Henry Investment Trust


            by:    DAVID W. WRIGHT             Date: August 10, 1998
                   David W. Wright,
                   Managing Trustee


                   DAVID W. WRIGHT             Date: August 10, 1998
                   David W. Wright